UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Summit Financial Services Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

86606J-10-5

(CUSIP Number)

Thomas Terpko

595 S. Federal Highway, Suite 500

Boca Raton, FL 33432

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 86606J-10-5	Page 2 of 5 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas Terpko
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,099,500
	8.	Shared voting power —
	9.	Sole dispositive power 1,099,500
	10.	Shared dispositive power —
11.	Aggregate amount beneficially owned by each reporting person 1,099,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.1%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 86606J-10-5	Page 3 of 5 Pages

This Schedule 13D, being filed by Thomas Terpko (the “Reporting Person”), relates to the common stock, $.0001 par value per share (the “Common Stock”), of Summit Financial Services Group, Inc., a Florida corporation (the “Company”). For purposes of calculating the beneficial ownership of the Company by the Reporting Person, all derivative securities have been included in such ownership, irrespective of their vesting schedule.

Item 1.	Security and Issuer.

The name and address of the Company is Summit Financial Services Group, Inc., 595 South Federal Highway, Suite 500, Boca Raton, Florida 33432. This Schedule 13D relates to the Common Stock of the Company, $.0001 par value per share.

Item 2.	Identity and Background.

(a) (b) (c) (f) This Schedule 13D is being filed by Thomas Terpko. Mr. Terpko’s business address is: 595 S. Federal Highway, Suite 500, Boca Raton, FL 33432. Mr. Terpko is an Executive Vice President of the Company. Mr. Terpko is a citizen of the United States.

(d) (e) During the last five years, Mr. Terpko has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Terpko was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted or subjected Mr. Terpko to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

This Schedule 13D is being filed, in part, to report the issuance of stock options by the Company to the Reporting Person. The Reporting Person was granted options by the Company in connection with his employment with the Company.

Item 4.	Purpose of Transaction.

This Schedule 13D is being filed, in part, to report the issuance of stock options by the Company to the Reporting Person. The Reporting Person was granted options by the Company in connection with his employment with the Company.

Item 5.	Interest in Securities of the Issuer.

(a) (b) As of December 31, 2012, the Reporting Person may be deemed to have beneficially owned an aggregate 1,099,500 shares of the Company’s Common Stock, evidencing approximately 5.1% of the Company’s total shares then outstanding (including in such total number of shares outstanding the number of shares of Common Stock issuable upon exercise of stock options owned by the Reporting Person, as described below). Such shares beneficially owned by the Reporting Person include an aggregate 1,099,500 shares of Common Stock issuable upon exercise of a like number of stock options owned of record by the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to such shares.

For purposes of calculating the beneficial ownership of the Company by the Reporting Person, all derivative securities, including options have been included in such ownership, irrespective of their vesting schedule.

(c) On December 31, 2012, the Company granted the Reporting Person 95,000 options to purchase a like number of shares of Common Stock at an exercise price of $0.85 per share. Such options expire on December 31, 2019, and vest in four equal installments beginning December 31, 2013. On November 19, 2012, 5,000 options to purchase a like number of shares of Common stock previously granted to the Reporting Person, expired pursuant to their terms. In addition, on January 1, 2013, 150,000 options to purchase a like number of shares of Common Stock previously granted to the Reporting Person, expired pursuant to their terms. On March 13, 2013, the Company granted the Reporting Person 200,000 options to purchase a like number of shares of Common Stock at an exercise price of $0.85 per share. Such options expire on March 13, 2020, and vest in four equal installments beginning March 13, 2014. Such transactions occurring subsequent to December 31, 2012 are not included in the table preceding this page.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The options were issued to the Reporting Person pursuant to the terms of the Company’s option plans.

13D

CUSIP No. 86606J-10-5	Page 4 of 5 Pages

Item 7.	Material to Be Filed as Exhibits.

2006 Incentive Compensation Plan, as amended, (incorporated by reference to the Company’s Form 14A, filed on October 5, 2012).

2006 Incentive Compensation Plan, as amended, (incorporated by reference to the Company’s Form 14A, filed on September 7, 2010).

2006 Incentive Compensation Plan (incorporated by reference to the Company’s Form 14A, filed on November 24, 2006).

2000 Incentive Compensation Plan (incorporated by reference to the Company’s Form 10-KSB for the fiscal year ended December 31, 2003).

13D

CUSIP No. 86606J-10-5	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Thomas Terpko
Thomas Terpko

Dated: September 24, 2013